July 18, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tyco Flow Control International Ltd. Amendment No. 2 to the Registration Statement on Form S-1
File No. 333-181253

Ladies and Gentlemen:

On behalf of Tyco Flow Control International Ltd. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement”), marked to show changes from the Registration Statement as filed on June 19, 2012. The Company is filing Amendment No. 2 for the sole purpose of filing certain exhibits to the above-referenced Registration Statement and updating the Exhibit Index accordingly. Amendment No. 2 does not relate to the contents of the prospectus that forms a part of the Registration Statement and, accordingly, the prospectus has not been included therewith.

In connection with this letter and the filing of Amendment No. 2, we are sending to the Staff, by overnight courier, eight courtesy copies of Amendment No. 2 marked to show changes from the Registration Statement as filed on July 19, 2012, and eight clean courtesy copies of Amendment No. 2.

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-3188 with any questions or further comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Alan Klein
Alan Klein, Esq.